CBC ACQUISTION CORP. 1
745 E. Valley Blvd. #326
San Gabriel, California 91776

April 21, 2011
Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
100 F Street, NE Mail Stop 3561
Washington, D.C. 20549

Re:         CBC Acquisition Corp. 1
Registration Statement on Form 10-12G
Filed November 9, 2010
File No. 000-54176

Dear Mr. Clampitt:

This letter is in response to the comments contained in the Staff’s letter to CBC Acquisition Corp. 1, concerning the registration statement on Form 10 (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission on November 9, 2010 and dated December 2, 2010 (the “Comment Letter”). We have filed an amendment (the “Amendment No. 1”) to the Company’s Form 10 concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

Forward Looking Statements, page 2

1.
In the fourth sentence of the “Forward Looking Statements” paragraph on page 2, we note your cross-reference to the “risks discussed under the section entitled ‘Risk Factors.’”  However, we note that as a “smaller reporting company” as defined by item 10 of Regulation S-K, you have not disclosed any risk factors under Item 1A on page 5. Please reconcile this disclosure.

RESPONSE:

The Company has revised its disclosure in the Amendment No. 1.

Item 1. Business

Business of Issuer, page 3

2.
Please reconcile your disclosure in the third paragraph that there have been no “specific” discussions with the disclosure in the first paragraph on page 7 that your officer and directors have not has any preliminary contact or discussions with other entities regarding a business  combination with you.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure.

Form of Acquisition, page 4

3.	In the second paragraph clarify, if true, that what you mean by “prior stockholders” are stockholders of the registrant.

RESPONSE:

The Company has revised its disclosure in the Amendment No. 1 to clarify that it means the stockholders of the registrant.

Item 2. Financial Information

Management’s Discussion and Analysis….page 7

4.
Refer to your disclosure in the third paragraph on page 7. Please revise your disclosure to state clearly how a private operating company would benefit by completing a business combination with you rather than by filing its own Exchange Act registration statement.

RESPONSE:

The Company has revised its disclosure to provide that while a private operating company may be able to file its own Exchange Act registration statement to achieve the benefits of becoming a public reporting or trading company, those benefits are likely to be achieved at a faster rate through a business combination.

Item 3. Properties, page 7

5.           Revise to disclose the address and size of the office as well as the owner/occupant.

RESPONSE:

The Company has revised its disclosure to reflect that the Company does not utilize traditional office space but instead utilizes the equipment and resources of Chi Wu, the Company’s sole officer and a director. Mr. Wu provides the minimal resources and equipment that the Company may need including phone, fax, email, copy, scan, etc.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 8

6.           Supplementally advise us as to any arrangements which may at a subsequent date result in change in control of the registrant.

RESPONSE:

The Company’s business plan includes seeking a target company in order to complete a business combination.  We anticipate that such a business combination will result in a change in control of the Company.  Except as contemplated by the Company’s business plan there are currently no arrangements, plans or agreements, the operation of which may at a subsequent date result in a change in control of the Company.

7.
Revise footnotes 2 and 3 on page 8 to indicate whether each of Chi Wu and Ko-Hung Wang has sole voting power, shared voting power, sole investment power or shared investment power with respect to the shares of common stock of the company owned by Plato Star Group Limited and China Gate Technology Co. Ltd., respectively. Refer to Instruction 2 to Item 403 of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure in the Amendment No.1.

8.
We note your disclosure in footnote 2 on page 8 that Chi Wu is “principal” of Plato Star Group Limited and in the first paragraph on page 11 that he is “a principal” of this entity. With a view toward disclosure, clarify whether Chi Wu is the sole principal of Plato Star Group Limited.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure in the Amendment No. 1.

9.
We note your disclosure in footnote 4 on page 8 that Ko-Hung Wang is “principal” of China Gate Technology Co. Ltd. and in the first paragraph on page 11 that he is “a principal” of this entity. With a view toward disclosure, clarify whether Ko-Hung Wang is the sole principal of China Gate Technology Co. Ltd.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure in the Amendment No. 1.

Item 5. Directors and Executive Officers

Identification of Directors and Executive Officers, page 9

10.
In the paragraph describing Chi Wu’s business experience, please revise to indicate the time periods during which Mr. Wu served in his various positions as (i) VP of Research and Development and VP of Marketing and Sales for Nortel Networks, NASA-Jet Propulsion Lab and SWT Optical Communications; (ii) consultant to the Department of Information Technology of Fujian Province, Director of Joint Research Lab of Institute of Semiconductors of Chinese Academy of Sciences and Premier Optoelectronics and (iii) managing director of PolyFuel Inc. and VIASPACE Inc.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure in the Amendment No.1.

11.
We note your disclosure that Ko-Hung Wang is the Executive Technology Advisor and Director of the company. Please reconcile this disclosure with the table in Item 6 on page 10, which indicates that Mr. Wang is the Secretary of the company.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure in the Amendment No.1 to clarify that Mr. Wang serves solely as a director of the Company.

12.
In the paragraph describing Ko-Hung Wang’s business experience, please revise to indicate when Ko-Hung Wang became Executive Technology Advisor and Director of the company and to provide a more robust description of the nature of the responsibilities undertaken by Mr. Wang in his current positions of CEO and Technology Advisor at China Gate Technology Co.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure in the Amendment No.1 to clarify that Ko-Hung Wang has served solely as a director of the Company since inception and as the CEO and Executive Technology Advisor at China Gate Technology Co. Ltd.

Involvement in Certain Legal Proceeding, page 9

13.
Please revise to provide the disclosure required by Item 401(f) of Regulation S-K, in particular with respect to certain legal proceedings that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the company.

RESPONSE:

Item 401(f) of Regulation S-K requires that a description of any of the events listed in such item that occurred during the past ten years be provided.  To the knowledge of the management of the Company, none of such events have occurred that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the company. Item 401(f) does not appear to require a statement to the effect that no director, person nominated to become a director or executive officer of the company has not been involved in any of the events enumerated in Item 401(f).  The Company has revised its disclosure to clarify that none of such events have occurred within in the past ten years.

Prior Blank Check Company Experience, page 9

14.
We note your disclosure in the “Additional Information” column that “Messrs. Wu and Wang have been principals of these companies since inception.” Please revise to clearly indicate the names of the principal(s) of each entity separately.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Promoters and Certain Control Persons, page 11

15.
We note your disclosure that “[c]ertain fees and expenses related to the formation of the Company and the professional fees and expenses associated with the preparation and the filing of the Company’s registration statement on Form 10 have been advanced to the Company by our stockholders.” Please revise your disclosure to quantify these amounts.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Item 10. Recent Sales of Unregistered Securities, page 12

16.           Please revise to state Chi Wu’s relationship to Plato Star Group Limited and Ko-Hung Wang’s relationship to China Gate Technology Co. Ltd.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Financial Statements

RESPONSE:

17.	Revise to move the financial statements to be presented before the signature page.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

18.
With regards to Notes 2 and 4 and the comment above regarding Promoters and Certain Control Persons, revise to reconcile the disclosure in Note 4 that “One of the Company’s shareholders…” advanced funds with the disclosures in the other sections that state “shareholders”.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

CBC Acquisition Corp. 1

By: /s/ Chi Wu_______________
       Chi Wu
       President